

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 11, 2018

Matthew R. Zaist
President and Chief Executive Officer
William Lyon Homes
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

> **Re: William Lyon Homes**
> **Registration Statement on Form S-4**
> **Filed July 3, 2018**
> **File No. 333-226064**

Dear Mr. Zaist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction